[Gibson, Dunn & Crutcher LLP Letterhead]
January 25, 2007

Direct Dial	Client Matter No.
(212) 351-3953	C 73550-00001

Fax No.
(212) 351-5256
VIA EDGAR AND HAND DELIVERY
Ms. Christina Chalk, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Parlux Fragrances, Inc.
PRRN14A filed January 25, 2007
SEC File No. 0-15491
Dear Ms. Chalk:
     On behalf of Parlux Fragrances, Inc. (“Parlux”), this letter responds to your letter, dated January 25, 2007, regarding the above-referenced Revised Consent Revocation Statement filed on Form PRRN14A (“PRRN14A”), on January 25, 2007. Each of your comments is set forth below, followed by the corresponding response.
PRRN14A filed January 22, 2007
Background to the Consent Revocation Statement, page 3
Comment 1
Refer to comment 6 in our letter dated January 23, 2007 and your response. We note the revised disclosure on page 4 of the revised consent revocation statement providing additional details about he Company’s common stock buy-back program. However, we believe you should expand the discussion of the potential effect of the buy-back program on this consent solicitation. In this regard, and as discussed with you today in our telephone conversation, it appears that those shareholders who owned common shares on January 17,

2007 but later sold those shares to the Company would likely not have an interest in the consent solicitation and therefore would not grant a consent to Mr. Nussdorf. Because, however, those repurchased shares would be considered outstanding for purposes of the majority needed to remove the existing Company Board and replace it with Mr. Nussdorf’s nominees, the share repurchases may be deemed to hinder the consent solicitation. Please revise to discuss.
Response 1
We have revised the PRRN14A to comply with your comment. Please see page 4 of the attached marked copy.
Comment 2
See our last comment above and refer back to comment 6 in our last comment letter. Your revised disclosure indicates that the repurchases will be affected “via market transactions.” As you know, privately negotiated block purchases can be effected over an exchange, leaving open the possibility that the Company may negotiate to repurchase common shares with proxy or require the seller to agree not to grant Mr. Nussdorf a consent or to revoke a previously-granted consent with respect to the repurchased shares. Please discuss your intentions with respect to these matters. If you do not have a current intent to influence the consent solicitation in this manner, but may change your plans, you should revise to reserve the right to do so and to explain the potential impact.
Response 2
We have revised the PRRN14A to comply with your comment. Please see page 4 of the attached marked copy.
Solicitation of Revocation, page 7
Comment 3
Refer to comment 9 in our last comment letter. Item 4(b)(3)(ii) of Schedule 14A requires you to specifically disclose the “cost or anticipated cost” of the engaging persons to solicit. Your new disclosure does not satisfy this requirement. Please revise.
Response 3
We have revised the PRRN14A to comply with your comment. Please see page 7 of the attached marked copy.

* * * *
The undersigned, on behalf of Parlux, hereby acknowledges that (i) Parlux is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Parlux may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Jeffrey L. Kochian
Jeffrey L Kochian

cc:	Adam H. Offenhartz, Esq.
Gibson, Dunn & Crutcher LLP
Scott A. Kislin, Esq.
Gibson, Dunn & Crutcher LLP

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